Exhibit 99.1

February 23, 2022

GOLD STANDARD VENTURES REPORTS ROBUST FEASIBILITY STUDY FOR SOUTH RAILROAD PROJECT WITH A PEER LEADING 62% AFTER-TAX IRR AND 1.6 YEAR
PAYBACK AT SPOT GOLD PRICES

(all figures in US$, unless stated otherwise)

  Feasibility Study represents the optimized open pit, run-of-mine heap leach development plan.

    Initial capital cost of $190 million reflecting the current cost environment and an increase in the scope and scale of the project.

  After-tax IRR of 62% and NPV5 of $487 million at Spot Gold Price (1) and after-tax IRR of 44% and NPV5 of $315 million at $1,650 per ounce gold (“Base Case Gold Price”).

  Payback of 1.6 years at Spot Gold Price and 1.9 years at Base Case Gold Price.

  29% increase in Mineral Reserves to 1.60 million gold ounces.

  10.5-year operating life with total gold production of over 1 million ounces.

    Average gold production of 152,000 ounces over the first four years.

  Launch of construction financing process, led by Cutfield Freeman targeting 75% from non-equity sources, to be completed this year in advance of final construction permits.

    Orion Mine Finance to provide the Company with a term sheet of up to $200 million to support the construction of the South Railroad Project (“SRP”).

    Well-funded to carry out post feasibility activities with a C$23 million cash balance (2) as of December 31, 2021.

(1)	Spot Gold Price of $1,899.20 per ounce as of February 18, 2022.
(2)	Unaudited.

  VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) is pleased to provide the results of a robust Feasibility Study on its 100%-owned South Railroad Project located in Elko, Nevada. The Feasibility Study supports a technically straightforward open pit mine and run-of-mine heap leach operation with low capital intensity providing rapid payback and a peer leading financial return profile which enables the Company to pursue mine life extensions, seek to expand Mineral Reserves and Mineral Resources, and pursue exciting exploration opportunities within Gold Standard’s +21,000-hectare land package on the prolific Carlin Trend.

  Jason Attew, President and CEO, commented, “The completion of the South Railroad Project Feasibility Study is a tremendous achievement for the Company, representing the culmination of great work by the Gold Standard team and its various consultants. The study positions SRP as one of the highest return, quickest payback development projects in a premier jurisdiction. The mine plan outlines robust free cash flow generation, specifically in the first four years as we mine the Dark Star pit. At spot gold price SRP is estimated to generate free cash flow of $130M per

Gold Standard Ventures Corp.	PHONE	+1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com			Vancouver, BC, Canada V6C 1B4

  annum over the first four years, which will provide flexibility to increase exploration across our vast land package, invest in value accretive operational excellence initiatives, and strengthen the corporate balance sheet. Our focus now shifts to continuing to advance our permitting application and kicking off our construction capital financing process, both of which will continue to de-risk the project and add value for shareholders.”

  South Railroad Project Feasibility Study

  Table 1. Feasibility Study Summary Statistics at Base Case Gold Price.

Item	Unit	First 4 Years	Total
Operating Life	years		10.5
Total Ore Tonnes Mined	kt		65,199
Total Waste Tonnes Mined	kt		267,179
Strip Ratio	waste:ore		4.10

Gold Grade	g Au/t		0.77
Gold Recovery Rate	%		65%
Gold Produced	koz	608	1,031
Average Annual Gold Production	koz	152	124 (1)

Mining Cost (incl. pre-strip)	$/tonne moved		1.92
Processing & Water Treat. Cost	$/tonne processed		2.26
G&A	$/tonne processed		0.58
Cash Costs	$/oz (net of by-product credit)	703	792
AISC	$/oz (net of by-product credit)	949	1,021

Total Initial Capital (2)	$M		190
Total Sustaining Capital (3)	$M		197

Average Annual Free Cash Flow	$M	98	70 (1)
After-Tax NPV5	$M		315
After-Tax IRR	%		44%
Payback Period	years		1.9

(1)	Average based on the eight years in which mining and stacking of ore both occur. Excludes pre-production and residual leach years of operation.
(2)	Assumes equipment financing for primary mining equipment and power generators.
(3)	Includes closure and salvage costs.

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  Further Project Opportunities

  Several opportunities exist for further improvements to project economics:

    Pinion SB Zone: A strong possibility remains to further expand of the size of the Pinion open pit based on drilling results from the SB Zone. Work to date, combined with the results from the 2022 drilling campaign will be incorporated into an updated Mineral Resource estimate for Pinion to be released near the end of 2022.

    Toll Processing: In the 2020 South Railroad Project Pre-Feasibility Study (“2020 PFS”), approximately 32,000 ounces of contained gold in sulphide ore was assumed to be toll processed at facilities in Nevada. At a $1,650 per ounce gold price assumption, this material contributed approximately $32 million in additional pre-tax free cash flow to the main oxide gold project outlined in the 2020 PFS. In the current Feasibility Study, this material is assumed to be mined but not processed. Discussions with external sulphide processing facilities in Nevada will commence in due course and the Company remains confident it will realize incremental value for this material.

    Rapid Infiltration Basin: The Feasibility Study includes approximately $11 million in capital expenditures and approximately $10 million in operating expenditures for water treatment. An opportunity exists in utilizing a rapid infiltration basin (“RIB”) which would significantly reduce the water treatment capital and operating expenditures. Work remains ongoing with our consultants to identify an appropriate RIB across our vast land package.

    Pinion Metallurgical Recoveries: The Company will continue to analyze opportunities to economically improve gold and silver recoveries in Pinion ore. One key area of study will include the use of a portable crusher, which would provide a benefit of improved Pinion metallurgical recoveries with no upfront capital and a fixed operating unit cost per tonne crushed.

  Mineral Resources and Mineral Reserves

  Mineral Resource estimates for Dark Star, Pinion, POD / Sweet Hollow, Jasperoid Wash, and North Bullion were prepared in accordance with NI 43-101 and outlined in Table 2. The Mineral Resource estimates are based on a gold price of $1,750 per ounce. Mineral Resources are inclusive of Mineral Reserves reported in this document.

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  Table 2. Mineral Resources Summary.

Mineral Resources Summary
Classification	Tonnage (kt)	Grades		Contained Metal
		Au (g/t)	Ag (g/t)	Gold (koz)	Silver (koz)
OPEN PIT RESOURCES
Dark Star
Measured	7,225	1.24	-	288	-
Indicated	24,567	0.79	-	625	-
Measured + Indicated	31,792	0.89	-	913	-
Inferred	1,176	0.51	-	19	-
Pinion
Measured	2,336	0.73	6.50	55	488
Indicated	41,193	0.62	5.00	816	6,617
Measured + Indicated	43,529	0.62	5.08	871	7,105
Inferred	1,178	0.40	2.43	15	92
POD / Sweet Hollow
Inferred	4,654	0.95	-	142	-
Jasperoid Wash
Inferred	11,939	0.34	-	130	-
North Bullion
Inferred	2,849	3.75	-	344	-
Total Open Pit Resources
Measured	9,561	1.12	N/A	343	488
Indicated	65,761	0.68	N/A	1,441	6,617
Measured + Indicated	75,322	0.74	N/A	1,784	7,105
Inferred	21,795	0.93	N/A	650	92
UNDERGROUND RESOURCES
North Bullion
Inferred	457	4.49	-	66	-

    All estimates of Mineral Resources have been prepared in accordance with National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

    Michael S. Lindholm, CPG, Mine Development Associates, a division of RESPEC, of Reno, Nevada, is a Qualified Person as defined in NI 43-101 and is responsible for reporting Measured, Indicated and Inferred Mineral Resources for the South Railroad Project. Mr. Lindholm is independent of the Company.

    Mineral Resources are based on a price of $1,750 per ounce Au. The resources were reported within optimized pit shells created in Whittle, or underground grade shells outside the Whittle pit shells.

    Mineral Resources are reported using break-even cut-off grades based on variable recoveries and processing and general and administrative costs:

      Open pit oxide cut-off grade 0.17 g Au/t.

      Open pit sulphide cut-off grade 1.54 g Au/t.

      Underground sulphide cut-off grade 3.43 g Au/t.

    Mineral Resources have an effective date of January 31, 2022.

    All ounces reported herein represent troy ounces.

    Silver is reported for Pinion Mineral Resources only.

    Columns may not sum due to rounding.

    The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other risks inherent in mineral exploration and development.

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    Additional supporting details regarding the information in this news release will be provided in the Feasibility Study to be available on SEDAR within 45 days of this news release.

  The Mineral Reserve estimates for Dark Star and Pinion are based on an open pit mine plan and production schedule outlined in the Feasibility Study. Table 3 presents the Mineral Reserve estimation for the South Railroad Project. Proven and Probable Mineral Reserves amount to 65.2 million tonnes at 0.77 g Au/t, containing 1.60 million gold ounces and 6.1 million silver ounces. The Mineral Reserve estimate is based on a gold price of $1,450 per ounce.

  Table 3. Mineral Reserves Summary.

Open Pit Mineral Reserves Summary
Classification	Tonnage (kt)	Grades		Contained Metal
		Au (g/t)	Ag (g/t)	Gold (koz)	Silver (koz)
OPEN PIT RESERVES
Dark Star
Proven	6,911	1.27	-	283	-
Probable	22,248	0.78	-	557	-
Proven + Probable	29,158	0.90	-	840	-
Pinion
Proven	2,049	0.76	6.63	50	437
Probable	33,992	0.65	5.21	714	5,700
Proven + Probable	36,041	0.66	5.30	764	6,137
TOTAL RESERVES
Total Mineral Reserves
Proven	8,960	1.15	N/A	333	437
Probable	56,239	0.70	N/A	1,271	5,700
Proven + Probable	65,199	0.77	N/A	1,604	6,137

    All estimates of Mineral Reserves have been prepared in accordance with National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

    Jordan M. Anderson, Mine Development Associates, a division of RESPEC, of Reno, Nevada, is a Qualified Person as defined in NI 43-101 and is responsible for reporting Proven and Probable Mineral Reserves for the South Railroad Project. Mr. Anderson is independent of the Company.

    Mineral Reserves were defined based on pit designs that follow Whittle optimized pit shells created using $1,450 per ounce Au and $18.76 per ounce Ag. Pit designs followed pit slope recommendations provided by Golder and Associates.

    Reserves are reported using break-even cut-off grades based on variable recoveries provided by Gary L. Simmons, QP-MMSA, and processing and general and administrative costs:

      o Dark Star leach cut-off grade 0.17 g Au/t.

      Pinion oxide leach cut-off grade 0.17 g Au/t.

      Pinion transition leach cut-off grade 0.24 g Au/t.

    Mineral Reserves have an effective date of February 17, 2022.

    The Mineral Reserves point of reference is the point where material is placed onto the leach pad.

    All ounces reported herein represent troy ounces.

    Silver reported for Pinion Mineral Reserves only.

    Columns may not sum due to rounding.

    The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other risks inherent in mineral exploration and development.

    Energy prices of $0.66 per liter of off-road diesel was used to estimate mining costs.

    Additional supporting details regarding the information in this news release will be provided in the Feasibility Study to be available on SEDAR within 45 days of this news release.

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  Mining

  The Feasibility Study contemplates open pit mining from the Dark Star and Pinion deposits. Mineral Resources contained within the POD / Sweet Hollow, North Bullion, or Jasperoid Wash deposits, or any potential Mineral Resources at the Pinion SB Zone and LT targets, have not been considered as part of the Feasibility Study and remain subject to ongoing exploration. The mine is designed as a traditional truck and shovel operation with one year of pre-production and eight years of subsequent mining. Ore will be sent run-of-mine (“ROM”) to a leach pad to be processed.

  A total of 29.2 million tonnes of ROM ore is scheduled to be mined from the Dark Star pit averaging 0.90 g Au/t, mined at a relatively steady rate over the first six years of operation. Mining from the Pinion pit is projected to produce a total of 36.0 million tonnes of ROM ore at an average grade of 0.66 g Au/t and 5.3 g Ag/t. The ROM ore deliveries from the two pits total 65.2 million tonnes at an average grade of 0.77 g Au/t.

  The open pits have been designed and scheduled to maximize project rate of return. Pit slope optimization has been undertaken based on geotechnical data collected in 2020. Dark Star consists of four phases and Pinion contains five phases. Life of mine (“LOM”) strip ratios will be 2.80 at Dark Star and 5.15 at Pinion. Mining will be by conventional drill / blast / load / haul methods on 9.1-meter benches. Two 23-m3 hydraulic shovels and a 19-m3 loader will load a fleet of 13 181-tonne payload trucks operating between the two open pits.

  Mine equipment is planned to be put into service over a period of three years (pre-production through Year 2) and used through the LOM.

  Processing and Recovery

  The process selected for recovery of gold and silver from the Pinion and Dark Star ore is a conventional ROM heap leach. Pinion and Dark Star ore will be truck-stacked on the heap as ROM ore directly, without crushing. ROM ore will be stacked in accordance with the mine plan, which averages 8.0 million tonnes of ore per annum, with a peak of 10.8 million tonnes of ore in Year 5. The ROM ore placement is equivalent to a LOM average of 22,100 tonnes per day, with the peak in Year 5 of an average of 29,700 tonnes per day.

  Oxide and transition ore types will be leached with a dilute cyanide solution at an average application rate in the range of 1,100-1,400 cubic meters per hour. The leached gold and silver will be recovered from solution using a carbon adsorption circuit. The gold and silver will be stripped from carbon using a desorption process, followed by electrowinning to produce a precipitate sludge. The precipitate sludge will be processed using a retort oven for drying and mercury recovery, and then refined in a melting furnace to produce gold and silver doré bars.

  The major reagent consumptions for heap leaching of Pinion and Dark Star ore have been taken from available metallurgical test results from column leach tests on crushed material. No test data exists at the ROM particle size, so the selected reagent consumptions have been estimated based on test results on the coarsest samples tests (37 mm). Cyanide consumptions have been estimated at 0.22 kg/tonne for Pinion and 0.23 kg/tonne for Dark Star. Lime consumption is estimated at 1.0 kg/tonne for both Pinion and Dark Star ores.

  A large number of variability samples and master composites, mostly from PQ core, were selected by Gold Standard for feasibility-level testing on the Dark Star and Pinion deposits. A total of 440 bottle-roll tests were conducted at 75 and 1,700 microns, 186 standard column leach tests at

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  various P80 sizes ranging from 9.5 mm to 25 mm, and 34 column leach tests on HPGR-crushed samples (P80 = 5 - 6 mm).

  ROM heap leach head grade versus gold recovery models were developed for Dark Star and Pinion and silver recovery models were developed for Pinion. Silver grades for Dark Star were not of economic significance. The overall LOM average gold recovery for the Dark Star deposit is estimated at 72% and the Pinion deposit is estimated at 56%.

  Capital and Operating Costs

  Capital costs have a basis of estimate at Class 3 (FEL3) with a stated +/-15% accuracy (after the Association for the Advancement of Cost Engineering International) and are stated in Q4 2021 US dollars.

  Capital cost contingency has been allocated on scopes of work depending on level of completion for each scope. The combined contingency for all scopes of work is equivalent to 18% of direct costs, excluding mining equipment and pre-stripping. More than 80% of equipment costs, bulk materials and labor rates are estimated with budget quotes from vendors. The remaining 20% of costs are estimated from consultant databases on precedent projects, or from factoring such items as freight and construction indirect costs from supply pricing.

  Mine equipment is assumed to be acquired through a combination of leasing for most production and support equipment, rentals for pioneering drills, and purchase of some support equipment.

  The initial capital cost, including contingency, is estimated at $190 million and LOM sustaining capital cost, including contingency, is estimated at $197 million, for a total capital cost of $387 million.

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  Table 4. Capital Expenditures.

Item	Unit	Cost
Pre-Stripping	$M	23
Mining Equipment (1)	$M	14
Heap Leach Pad	$M	16
Waste Dumps	$M	4
Process Plant	$M	24
Water Treatment Plant / Systems	$M	6
Power Generation & Distribution (1)	$M	18
ADR Building & Ancillaries	$M	15
Site General / Water Management	$M	21
Indirect Costs	$M	30
Contingency	$M	19
Total Initial Capital	$M	190

Sustaining Capital, Mining (1)	$M	103
Sustaining Capital, Infrastructure	$M	73
Closure	$M	23
Salvage	$M	(12)
Contingency	$M	11
Total Sustaining Capital	$M	197

Total Capital	$M	387
(1)	Assumes equipment financing for primary mining equipment and power generators.

  Mine operating costs, including pre-stripping, are estimated at $1.92 per tonne moved or $9.80 per tonne processed with a strip ratio of 4.10 (waste:ore) over the LOM.

  Processing and water treatment related costs are estimated at $2.26 per tonne processed. General and administration costs are estimated at $0.58 per tonne processed. Diesel costs are estimated at $0.66 per liter and power at $0.15 per kWh (net charge for generated power).

  Overall LOM Cash Costs are estimated at $792 per payable ounce of gold net of by-product silver credit. The LOM All-In Sustaining Costs are estimated at $1,021 per payable ounce of gold net of by-product silver credit.

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  Table 5. Operating Costs.

Item	Unit	Value
Tonnes Moved, including pre-strip	kt	332,378
Tonnes Processed	kt	65,199
Payable Ounces Produced	koz Au	1,030

Mining Costs	$/tonne moved	1.92
Processing & Water Treatment	$/tonne processed	2.26
G&A	$/tonne processed	0.58
Total	$/tonne processed	12.64

Refining, Silver Credit, Royalties	$M	14
Cash Costs	$/oz (net of by-product credit)	792
Total Sustaining Capital	$M	197
Nevada Net Proceeds and Excise Tax	$M	40

All-In Sustaining Costs	$/oz (net of by-product credit)	1,021

  Infrastructure and Facilities

  The main structures in the South Railroad operating area will be the heap leach pad, solution ponds, the carbon Adsorption-Desorption-Regeneration (“ADR”) plant, refinery and truck shop. Other structures will house support services such as the laboratory, administration, security and process maintenance. Site geotechnical investigations have been performed to support the engineering effort for site infrastructure design.

  The heap leach pad will be a conventional run-of-mine stack with a composite liner system to prevent release of solution to the environment. Process channels and ponds associated with the heap leach pad will utilize dual containment liner systems with leak detection. The heap leach pad and associated facilities will be fully reclaimed at closure.

  Power will be supplied by an on-site power generation facility. For the electrical demand of the project, four natural gas generators will be included. Each generator has a capacity of 1970 kW and the design considers operation with three generators. The fourth generator provides (N+1) reliability, which minimizes operating restraints. Natural gas will be delivered to site via trucks in the form of liquified natural gas (“LNG”). LNG will be stored in a double-walled tank and vaporized for use in the generators. Synchronizing switchgear is included for load-sharing between operating generators.

  The main source of water will be from nine pit dewatering wells to support the mining operation of the North Dark Star pit and later from two dewatering wells at the Pinion pit. Excess water will be treated at the water treatment plant and discharged to the tributary to Dixie Creek. Stormwater controls during operations are designed to meet the 100-year, 24-hour storm event, and stormwater controls after closure are designed to meet the 500-year, 24-hour event. Water will

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  be conveyed at site via a series of three primary tanks and the associated conveyance piping and pumps.

  Entrance to the site will be located 28 miles southwest of Spring Creek, NV along Nevada State Highway 228. The main access road to the site will be along an existing 21-mile gravel road route southwest of Hwy 228 and the South Fork Reservoir, which will be improved to a standard two-way road with a 5-meter lane and 2-meter shoulder in each direction, and with safety and drainage structures. The road will be straightened where possible and graded to a maximum 8%.

  Financial Analysis

  At Base Case Gold Price ($1,650 per ounce) the project generates an after-tax NPV5 of $315M and an after-tax IRR of 44%. Payback on initial capital is 1.9 years.

  LOM after-tax free cash flow (“FCF”) is estimated at $403M. Average after-tax free cash flow during the first four years of production while mining Dark Star is estimated at $98M per annum.

  Compared to the 2020 PFS, after-tax NPV5, after-tax IRR, and after-tax LOM FCF have grown by 19%, 11%, and 13% respectively, reflecting increased gold production, additional operating life of the project, and an increased Base Case Gold Price.

  At Spot Gold Price the project generates an after-tax NPV5 of $487M and IRR of 62%, and payback on initial capital is 1.6 years.

  Table 6. Gold Price Sensitivity.

Gold Price (US$/oz)		$1,500	$1,650	$1,800	$1,899
			Base Case		Spot Case
NPV5	$M	211	315	419	487
IRR	%	33%	44%	55%	62%
Payback	years	2.2	1.9	1.7	1.6
Total FCF	$M	281	403	526	606
Avg. Annual FCF (1)	$M	54	70	85	95
First 4 Years Avg. Annual FCF (2)	$M	80	98	117	130
(1)	Average based on the eight years of full year mining and stacking in the mine plan. Excludes pre-production and residual leach years of operation.
(2)	Excludes pre-production year.

  Permitting

  The Bureau of Land Management (“BLM”) has implemented a process for the Plan of Operations that commences prior to the submittal and continues through the review and approval process. Gold Standard submitted a Plan of Operations for the project in November 2020 and the BLM determined that a plan was complete in December of 2020. The review and approval process for the Plan of Operations by the BLM constitutes a federal action under the National Environmental Policy Act (“NEPA”) and BLM regulations. The BLM is required to comply with the NEPA and the BLM has determined that an Environmental Impact Statement (“EIS”) is required. A NEPA contractor was selected in August 2021 and initiated work in September 2021. The BLM will need to publish the Notice of Intent in the Federal Register to officially commence the NEPA Process.

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  Gold Standard will also need an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

  There are a number of environmental permits issued by the Nevada Department of Environmental Protection (“NDEP”) that are necessary to develop the project and which Gold Standard needs to permit the project. The NDEP issues permits that address water and air pollution, as well as land reclamation. The Nevada Division of Water Resources issues water rights for the use and management of water, and an application for water rights at SRP has been made.

  The SRP is a previously explored minerals property with exploration related disturbance. However, there have been very long periods of non-operation. There are no known ongoing environmental issues with any of the regulatory agencies. Gold Standard has been conducting baseline data collection for a number of years to facilitate environmental studies required to support the EIS and permitting process. The waste rock and mineralized material characterization and the hydrogeologic evaluation are completed and under review by the BLM and NDEP. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities. Additional results to date indicate limited cultural issues, air quality impacts appear to be within State of Nevada standards, traffic and noise issues are present but at low levels, and socioeconomic impacts are positive.

  Social and community impacts have been and are being considered and evaluated in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations and/or individuals are consulted during the preparation of the EIS to advise on the proposed projects that may have an effect on cultural sites, resources, and traditional activities.

  Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

  A Tentative Plan for Permanent Closure (“TPPC”) for the project would be submitted to the NDEP with the Water Pollution Control Permit application. In the TPPC, the proposed heap leach closure approach would consist of fluid management through evaporation, covering the heap leach growth media, and then revegetating. Any residual heap leach drainage will be managed with evaporation cells.

  South Railroad Project Next Steps

  The South Railroad Feasibility Study contemplates ground-breaking for site construction in Q2 2023, with a total 12-month construction period and first gold production in Q3 2024. This schedule is dependent upon the completion of the final EIS and the receipt of a Record of Decision permit. Activities for Gold Standard in 2022 will focus on the following:

    Construction Capital Financing Process: The construction capital financing process, led by Cutfield Freeman, will begin this quarter. Orion Mine Finance has agreed to provide the Company with a term sheet to provide up to $200 million of financing support to the Company, following the satisfaction of mutually agreed milestones, to help finance the construction of the South Railroad Project. In connection with the financing support, Orion shall be granted a right of first offer on any financial instrument for financing the Company including, but not limited to, streaming, royalty, prepay or offtake agreements for precious

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    metals of the Company. Orion’s right of first offer does not include (i) any bought or overnight marketed equity or convertible debt deal with banks or brokers, (ii) project finance, term loans or a credit facility by a bank or syndicate of banks, (iii) a marketed high yield offering underwritten by a bank, and (iv) any financing transaction with aggregate proceeds of up to $40 million. Separately, the Company has received interest from numerous capital providers about participating in the financing process. Given the robust free cash flows in the first four years of operation and rapid payback of initial capital as outlined in the Feasibility Study, Gold Standard is targeting 75% of the total construction capital financing to be non-equity. The Company anticipates concluding the construction capital financing process before year end 2022.

    Continued Permitting Activities: The Company anticipates that the Notice of Intent will be filed in the Federal Register before the end of this quarter. Once that milestone is complete, public scoping meetings can commence in conjunction with the development of the EIS. SWCA Environmental Consultants have been engaged to manage the EIS process on behalf of the BLM.

    Begin Detailed Design Work and Award EPCM Contract: The Company anticipates awarding the Engineering, Procurement & Construction Management contract for SRP in Q2 2022. In conjunction, detailed engineering and design work would commence to prepare for a construction decision following the receipt of the Record of Decision permit.

    2022 Exploration Program: Exploration in 2022 will initially focus on oxide drilling at the Pinion SB Zone with the goal of expanding the resource base at Pinion. In addition, the Company will begin drilling sulphide gold targets at Ranch (500m north of Dark Star) and North Bullion (10km north of Pinion). Exploration capital will be allocated in two stages for the year. Based on the drilling success in the first phase at the targets mentioned above, additional capital may be allocated for further drilling in the second half of the drill season.

  NI 43-101 Technical Report

  The Feasibility Study Technical Report will be prepared by M3 Engineering & Technology Corporation (“M3”) and filed on SEDAR within 45 days following the date of this news release. Matthew Sletten, PE, Project Manager of M3 and Art Ibrado, PhD, PE, of Fort Lowell Consulting PLLC, working with M3, are the qualified persons (“QPs”) responsible for the scientific and technical information in this news release as defined by NI 43-101. Thomas L. Dyer, PE and Jordan Anderson, RM-SME of MDA (a division of RESPEC), are the QPs for the reserve estimate and mine planning in this news release, as defined by NI 43-101. Michael S. Lindholm, CPG of MDA (a division of RESPEC), is the qualified person (“QP”) for the resource estimates in this news release, as defined by NI 43-101. Mr. Ibrado, Mr. Sletten, Mr. Dyer, Mr. Anderson and Mr. Lindholm are independent of Gold Standard.

  Qualified Persons

  Michael S. Lindholm, CPG of MDA (a division of RESPEC) is the QP responsible for the preparation of the February 2022 South Railroad Project Mineral Resource Estimates, including geological technical information and QA/QC review of drilling and sampling data. The QPs responsible for the preparation of the Mineral Reserves and mine planning are Jordan Anderson, RM-SME and Thomas L. Dyer, PE of MDA (a division of RESPEC). Gary L. Simmons, QP-MMSA of GL Simmons Consulting, LLC is the QP person responsible for mineral processing and metallurgical testing. Benjamin Bermudez, PE of M3 is the QP responsible for the design of the process plant. Matthew Sletten, PE of M3 is the QP responsible for the design of infrastructure, capital and operating costs of the process plant, and financial modelling. Kevin Lutes, PE of New

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  Fields is the QP responsible for the heap leach pad design. Richard DeLong, QP-MMSA of EM Strategies, Inc. is the QP responsible for environmental studies, permitting and social or community impact. All the QPs cited above are independent of Gold Standard.

  Non-IFRS Financial Measures

  The Company has included certain non-IFRS financial measures in this news release, such as Cash Costs, AISC, and Free Cash Flow which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. As a result, these measures may not be comparable to similar measures reported by other corporations. Each of these measures are intended to provide additional information to the reader and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

  Certain non-IFRS financial measures used in this news release and common to the gold mining industry are defined below.

  Cash Costs and Cash Cost per Ounce

  Cash Costs are reflective of the cost of production. Cash Costs reported in the Feasibility Study include mining costs, processing & water treatment costs, general and administrative costs of the mine, refining and transportation costs, silver revenue credits, and royalties. Cash Costs per Ounce is calculated as Cash Costs divided by payable gold ounces.

  All-In Sustaining Costs (AISC) and AISC per Ounce

  AISC is reflective of all expenditures that are required to produce an ounce of gold from operations. AISC reported in the Feasibility Study includes Cash Costs, Sustaining Capital, and Nevada Net Proceeds and Excise Tax, but excludes corporate general and administrative costs. AISC per Ounce is calculated as AISC divided by payable gold ounces.

  Free Cash Flow

  Free cash flows are revenues net of operating costs, royalties, working capital adjustments, capital expenditures and cash taxes. The Company believes that this measure is useful to the external users in assessing the Company’s ability to generate cash flows from the project.

  Conference Call and Webcast

  Gold Standard will host a conference call on February 24, 2022, at 10:00 am PT, to discuss the results of the Feasibility Study:

    Conference call and webcast:

Toll-free in U.S. and Canada:	+1 (800) 319-4610
All other callers:	+1 (604) 638-5340
Webcast: https://services.choruscall.ca/links/goldstandard20220224.html

    The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

Toll-free in U.S. and Canada:	+1 (855) 669-9658, replay code 1857

Gold Standard Ventures Corp.	PAGE 13

All other callers:	+1 (604) 674-8052, replay code 1857

  About Gold Standard

  Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000-hectare land package on the Carlin Trend and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

  About M3 Engineering

  M3 is a privately held full-service design company that has provided architecture, engineering, and construction management services in over 30 countries. Founded in 1986 in Tucson, Arizona, M3 has offices in Chandler, Arizona; Charlotte, North Carolina; Hermosillo, Mexico; Arequipa, Peru; Santiago, Chile; and Buenos Aires, Argentina; and is incorporated in Colombia and Canada. M3 is well known for its contributions to mining and telescope projects.

  Cautionary Note Regarding Forward-Looking Statements

  This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the project economics, including capital costs, operating expenditures, free cash flow, IRR and payback of the SRP; the timing and availability of construct financing for the SRP; the ability of the Company to extend mine life and expand the Mineral Reserves and Resources at the SRP; the potential upside opportunities at the SRP, including the expansion of the Pinion open pit, the ability to process sulfide ore, the ability to reduce costs associated with water treatment, and the ability to economically improve gold and silver recoveries; the project operations, including the processing and recovery projections; and the timing and completion of the permitting process; and the timing and completion of an Engineering, Procurement & Construction Management contract; and the timing and ability of the Company to produce gold from the SRP.

  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that that the geology of the ore in the area of Mineral Resources and Mineral Reserves at the SRP will conform to that set out in the Feasibility Study for the SRP; that operations at the SRP will conform to the mine plan and schedule set out in the Feasibility Study for the SRP; that the Company will be successful in the financing and construction of the SRP; that the Company completes the necessary permitting process; and that operating and capital costs, and commodity prices, will conform to the costs and prices set out in the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the pit and the area of demonstrated Mineral Resources and Mineral Reserves at the SRP will be different than that set out in the Feasibility Study for the SRP, that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

  Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

  National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.

Gold Standard Ventures Corp.	PAGE 14

  All references to “$” in this news release are to U.S. dollars unless otherwise stated.

  Cautionary Note Regarding Non-GAAP Financial Measures

  Alternative performance measures in this news release such as “cash cost”, “AISC” “free cash flow” are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of the Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

  For further information contact:
  Michael McDonald
  Vice President, Corporate Development & Investor Relations
  Phone: 1-604-687-2766
  E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PAGE 15